# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Technology Finance Corp. II, CIK 0001889668
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-24-000376
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MIC Capital Management 85 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MIC Capital Management 93 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blue Owl Technology Finance Corp. II
Address of issuer's principal executive offices: 399 Park Avenue, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
(i) Mubadala Investment Company PJSC,
(ii) Mamoura Diversified Global Holding PJSC,
(iii) MIC Capital Management 85 RSC Ltd and
(iv) MIC Capital Management 93 RSC Ltd (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Mubadala Investment Company PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,

(ii) For Mamoura Diversified Global Holding PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates,

(iii) For MIC Capital Management 85 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates, and

(iv) For MIC Capital Management 93 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Citizenship:
(i) Mubadala Investment Company PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates,
(ii) Mamoura Diversified Global Holding PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates,
(iii) MIC Capital Management 85 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates and
(iv) MIC Capital Management 93 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, each of the Reporting Persons may have been deemed to have beneficially own shares of Common Stock, par value $0.01 per share of Blue Owl Technology Finance Corp. II.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1. Power of Attorney, dated as of March 24, 2025, granted by MIC Capital Management 93 RSC Ltd in favor of Paul David Andrews and Sophie Alexandra Neil.

## Signatures
- Mubadala Investment Company PJSC: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- MIC Capital Management 85 RSC Ltd: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)
- MIC Capital Management 93 RSC Ltd: /s/ Paul David Andrews, Paul David Andrews/Attorney-in-Fact (03/27/2025)